UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

COMSTOCK HOMEBUILDING

COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-1164345
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

11465 Sunset Hills Road, Fourth Floor Reston, Virginia	20910
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	Nasdaq Capital Markets

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: NA (if applicable)

Securities to be registered pursuant to Section 12(g) of the act:

(Title of Class)

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On May 6, 2011, the Board of Directors of Comstock Homebuilding Companies, Inc. (the “Company”) approved the execution of a Section 382 Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agent”). The Rights Agreement provides for a distribution of one preferred stock purchase right (a “Right”) for each share of Class A Common Stock or Class B Common Stock, par value $0.001 per share, of the Company (the “Common Stock”) outstanding to stockholders of record at the close of business on May 16, 2011 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit (a “Unit”) consisting of one one-thousandth of a share of Series A Junior

Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

The Board of Directors of the Company adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations. The Company has experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated by the Internal Revenue Service, the Company may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce the Company’s federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “Ownership Change,” as defined in Section 382 of the Code, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This Summary of Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Distribution Date; Acquiring Persons; Transfer of Rights. Initially, the Rights will be attached to all Class A Common Stock and Class B Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Class A Common Stock and Class B Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the outstanding shares of Class A Common Stock (the “Stock Acquisition Date”) or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 4.95% or more of the outstanding shares of Class A Common Stock. The definition of Acquiring Person excludes any Exempted Person (as defined below) and any person who would become an Acquiring Person solely as a result of an Exempted Transaction (as defined below). Until the Distribution Date, (i) the Rights will be evidenced by the Class A Common Stock certificates and Class B Common Stock Certificates and will be transferred with and only with such Class A Common Stock or Class B Common Stock certificates, (ii) new Class A Common Stock or Class B Common Stock certificates after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Class A Common Stock or Class B Common Stock outstanding will also constitute the transfer of the Rights associated with the Class A Common Stock or Class B Common Stock represented by such certificate.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Class A Common Stock or Class B Common Stock as of the close of business on the Distribution Date. Thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Class A Common Stock or Class B Common Stock issued prior to the Distribution Date will be issued with Rights.

Exempted Persons. The following persons shall be “Exempted Persons” under the Rights Agreement:

(i) Any person who, together with all affiliates and associates of such person, is the beneficial owner of securities representing 4.95% or more of the shares of Class A Common Stock outstanding on May 6, 2011, will be an “Exempted Person.” However, any such person will no longer be deemed to be an Exempted Person and shall be deemed an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner of securities representing a percentage of Class A Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Class A Common Stock that such person had at any time since May 6, 2011, except solely (x) pursuant to equity compensation awards granted to such person by the Company or as a result of an adjustment to the number of shares of Class A Common Stock represented by such equity compensation award pursuant to the terms thereof or (y) as a result of a redemption of shares of Class A Common Stock by the Company.

(ii) In addition, any person who, together with all affiliates and associates of such person, becomes the beneficial owner of securities representing 4.95% or more of the shares of Class A Common Stock then outstanding as a result of a purchase by the Company or any of its subsidiaries of shares of Class A Common Stock will also be an “Exempted Person.” However, any such person will no longer be deemed to be an Exempted Person and will be deemed to be an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner, at any time after the date such person became the beneficial owner of 4.95% or more of the then outstanding shares of Class A Common Stock, of securities representing a percentage of Class A Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of beneficial ownership of Class A Common Stock that such person had at any time since the date such person first became the beneficial owner of 4.95% or more of the then outstanding shares of Class A Common Stock, except solely (x) pursuant to equity compensation awards granted to such person by the Company or as a result of an adjustment to the number of shares of Class A Common Stock represented by such equity compensation award pursuant to the terms thereof or (y) as a result of a redemption of shares of Class A Common Stock by the Company.

(iii) In addition, any person who, together with all affiliates and associates of such person, is the beneficial owner of securities representing 4.95% or more of the shares of Class A Common Stock outstanding, and whose beneficial ownership, as determined by the Board of Directors of the Company in its sole discretion, (x) would not jeopardize or endanger the availability of the Company of its NOLs or (y) is otherwise in the best interests of the Company, will be an Exempted Person. However, any such person will cease to be an Exempted Person if (A) such person ceases to beneficially own 4.95% or more of the shares of the then outstanding Class A Common Stock, or (B) after the date of such determination by the Board of Directors of the Company, such person, together with all affiliates and associates of such person, becomes the beneficial owner of securities representing a percentage of Class A Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of beneficial ownership of Class A Common Stock that such person had at any time since the date such person first became the beneficial owner of 4.95% or more of the then outstanding shares of Class A Common Stock, except solely (I) pursuant to equity compensation awards granted to such person by the Company or as a result of an adjustment to the number of shares of Class A Common Stock represented by such equity compensation award pursuant to the terms thereof or (II) as a result of a redemption of shares of Class A Common Stock by the Company, or (C) the Board of Directors of the Company, in its sole discretion, makes a contrary determination with respect to the effect of such person’s beneficial ownership (together with all affiliates and associates of such person) with respect to the availability to the Company of its NOLs.

A purchaser, assignee or transferee of the shares of Class A Common Stock (or options or warrants exercisable for Class A Common Stock) from an Exempted Person will not thereby become an Exempted Person, except that a transferee from the estate of an Exempted Person who receives Class A Common Stock as a bequest or inheritance from an Exempted Person shall be an Exempted Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of Class A Common Stock.

Exempted Transactions. The following transactions shall be “Exempted Transactions” under the Rights Agreement: any transaction that the Board of Directors of the Company determines, in its sole discretion, is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the Board of Directors prior to the date of such transaction, including, without limitation, if the Board of Directors determines that (i) neither the beneficial ownership of shares of Class A Common Stock or Class B Common Stock by any person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the availability to the Company of the Company’s tax benefits or (ii) such transaction is otherwise in the best interests of the Company. In granting an exemption for an “Exempted Transaction”, the Board of Directors of the Company may require any person who would otherwise be an Acquiring Person to make certain representations or undertakings or to agree that any violation or attempted violation of such representations or undertakings will result in such consequences and subject to such conditions as the Board of Directors of the Company may determine in its sole discretion, including that any such violation shall result in such person becoming an Acquiring Person.

Excercisability; Expiration. The Rights are not exercisable until the Distribution Date and will expire on the earliest of (i) the close of business on May 6, 2014, (ii) the time at which the Rights are redeemed pursuant to the

Rights Agreement, (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement, (iv) the repeal of Section 382 of the Code or any successor statute if the Board of Directors of the Company determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, (v) the beginning of a taxable year of the Company to which the Board of Directors of the Company determines that certain tax benefits may not be carried forward, or (vi) the earlier of (A) the date on which shareholders vote on and do not approve the Rights Agreement or (B) the first anniversary of adoption of the Rights Agreement if shareholder approval of the Rights Agreement has not been received by or on such date. At no time will the Rights have any voting power.

In the event that an Acquiring Person becomes the beneficial owner of 4.95% or more of the then outstanding shares of Class A Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of Units associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such (a “Flip-In Event”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Common Stock (or other consideration) of the Company as set forth above or in the event the Rights are redeemed.

Anti-Dilution Provisions. The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Exchange. At any time after the Stock Acquisition Date but prior to the acquisition by the Acquiring Person of 50% or more of the then outstanding shares of Class A Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to one share of Class A Common Stock per Right (subject to adjustment).

Redemption. At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendments. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

A copy of the Rights Agreement is attached hereto as exhibit 4.1 and incorporated by reference herein.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

4.1	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company as filed with the Secretary of State of the State of Delaware, filed as Exhibit 3.1 to the Company’s Report on Form 8-K filed May 12, 2011, is incorporated herein by reference.

4.3	Rights Agreement dated as of May 6, 2011 between the Company and American Stock Transfer & Trust Company, LLC, filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed May 12, 2011, is incorporated herein by reference.

99.1	Press release dated May 6, 2011.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

COMSTOCK HOMEBUILDING COMPANIES, INC. (Registrant)

Date: May 13, 2011	By:	/s/ Christopher Clemente
Christopher Clemente
Chief Executive Officer